Exhibit 1

For Immediate Release

BioLineRx Reports Second Quarter 2025 Financial Results and Provides Corporate Update

- Reports continued progress in the evaluation of assets for potential pipeline expansion in the areas of oncology and rare disease; transaction targeted for 2025 -

- Provides updated and extended cash runway guidance into H1 2027 -

- Management to host conference call today, August 14th, at 8:30 am EDT -

TEL AVIV, Israel, August 14, 2025 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a development stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today reported its unaudited financial results for the quarter ended June 30, 2025, and provided a corporate update.

“Since our last quarterly update, we have been acutely focused on evaluating a broad range of potential pipeline expansion opportunities where we can leverage our clinical and regulatory expertise, and track record of drug approval success, to drive new innovation in areas of need,” said Philip Serlin, Chief Executive Officer of BioLineRx. “Today, I am pleased to report that discussions with potential partners continue to progress. Our balance sheet is strong, our organization is lean, and we are seeing promising opportunities that fit well within our criteria - most notably a clear and efficient development pathway. I remain confident that we could potentially execute a transaction this year that will expand our pipeline and provide fresh opportunities for clinical success and long-term value creation.”

Financial Updates

•
With $28.2 million on its balance sheet as of June 30, 2025, BioLineRx is guiding to a cash runway into the first half of 2027. This represents an improvement as compared to the Company’s previous cash runway guidance into the second half of 2026.

Clinical Updates

Motixafortide

Pancreatic Ductal Adenocarcinoma (mPDAC)

•
Enrollment activities continue in the CheMo4METPANC Phase 2b clinical trial, which is being led by Columbia University, and supported by both Regeneron and BioLineRx. The CheMo4METPANC trial is evaluating motixafortide in combination with the PD-1 inhibitor cemiplimab and standard chemotherapy (gemcitabine and nab-paclitaxel).

•	A prespecified interim analysis is planned when 40% of progression-free survival (PFS) events are observed.

•	An abstract featuring updated data from the pilot phase of the ongoing CheMo4METPANC clinical trial was presented at the 2025 ASCO Annual Meeting in May. Key highlights include:

o	Four of 11 patients remained progression-free after more than one year.

o
Two patients underwent definitive treatment for metastatic pancreatic cancer: one had complete resolution of all radiologically detected liver lesions and underwent radiation to the primary pancreatic tumor, and one had a sustained partial response and underwent pancreaticoduodenectomy with pathology demonstrating a complete response.

o	An analysis of pre- and on-treatment biopsies revealed that CD8+ T-cell tumor infiltration increased across all eleven patients treated with the motixafortide combination.

Sickle Cell Disease (SCD) & Gene Therapy

•
Ongoing Phase 1 clinical trial evaluating motixafortide as monotherapy and in combination with natalizumab for stem cell mobilization for gene therapies in sickle cell disease continues to progress. The trial is sponsored by Washington University School of Medicine in St. Louis, and results are anticipated in the second half of 2025.

•
A second study, sponsored by St. Jude Children's Research Hospital, continues to enroll patients. The study is a multi-center Phase 1 clinical trial evaluating motixafortide for the mobilization of CD34+ hematopoietic stem cells (HSCs) used in the development of gene therapies for patients with Sickle Cell Disease (SCD).

APHEXDA Performance Update

•	APHEXDA generated sales of $1.7 million in the second quarter of 2025, providing royalty revenue to the Company of $0.3 million.

Financial Results for the Quarter Ended June 30, 2025

•
Total revenues for the second quarter of 2025 were $0.3 million, reflecting the royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. Total revenues in 2025 are not comparable to the same period in 2024, which included direct commercial sales by BioLineRx prior to the Ayrmid transaction in November 2024.

•
Cost of revenues for the second quarter of 2025 was immaterial, compared to cost of revenues of $0.9 million for the second quarter of 2024. Cost of revenues in 2025 are not comparable to the same period in 2024, which included cost of sales from direct commercial sales by BioLineRx prior to the Ayrmid transaction in November 2024.

•
Research and development expenses for the second quarter of 2025 were $2.3 million, compared to $2.2 million for the second quarter of 2024. The increase resulted primarily from certain one-time costs associated with the PDAC study at Columbia University, offset by lower expenses related to motixafortide due to the out-licensing of U.S. rights to Ayrmid, as well as a decrease in payroll and share-based compensation, primarily due to a decrease in headcount.

•
There were no sales and marketing expenses for the second quarter of 2025, compared to $6.4 million for the second quarter of 2024. The decrease resulted primarily from the shutdown of U.S. commercial operations in the fourth quarter of 2024 following the Ayrmid transaction.

•
General and administrative expenses for the second quarter of 2025 were $0.2 million, compared to $1.6 million for the second quarter of 2024. The decrease resulted primarily from the reversal of a provision for doubtful accounts following receipt of an overdue milestone payment from Gloria, a decrease in payroll and share-based compensation, primarily due to a decrease in headcount, as well as small decreases in a number of general and administrative expenses.

•
Net non-operating expenses for the second quarter of 2025 were $1.9 million, compared to net non-operating income of $7.8 million for the second quarter of 2024. Non-operating income (expenses) for both periods primarily relate to fair-value adjustments of warrant liabilities on the balance sheet, as a result of changes in the Company’s share price

•
Net financial income for the second quarter of 2025 was $0.2 million, compared to net financial expenses of $1.6 million for the second quarter of 2024. Net financial income (expenses) for both periods primarily relate to loan interest paid, partially offset by investment income earned on bank deposits and gains on foreign currency (primarily NIS) cash balances due to the strengthening of the NIS during the period. The significant decrease in financial expenses in the 2025 period results from a substantial paydown of the BlackRock loan balance in November 2024, following the transaction with Ayrmid.

•	Net loss for the second quarter of 2025 was $3.9 million, compared to net income of $0.5 million for the second quarter of 2024.

•	As of June 30, 2025, the Company had cash, cash equivalents, and short-term bank deposits of $28.2 million, sufficient to fund operations, as currently planned, into the first half of 2027.

Conference Call and Webcast Information

To access the conference call, please dial +1-888-281-1167 from the U.S. or +972-3-918-0685 internationally. A live webcast and a replay of the call can be accessed through the event page on the Company's website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. The call replay will be available approximately two hours after completion of the live conference call. A dial-in replay of the call will be available until August 16, 2025; please dial +1-888-295-2634 from the US or +972-3-925-5904 internationally.

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in metastatic pancreatic cancer (PDAC), and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

In addition, BioLineRx is in discussions to expand its pipeline in the areas of oncology and/or rare diseases, where the Company can utilize its end-to-end expertise in drug development, regulatory affairs and manufacturing to bring life-changing innovation from bench to bedside.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on Twitter and LinkedIn.

Forward Looking Statement

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, expectations regarding pipeline expansion, the expected cash runway, and BioLineRx's business strategy. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of BioLineRx's therapeutic candidates, including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx's preclinical studies, clinical trials, and other therapeutic candidate development efforts; BioLineRx's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials, whether the clinical trial results for APHEXDA will be predictive of real-world results; BioLineRx's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; whether access to APHEXDA is achieved in a commercially viable manner and whether APHEXDA receives adequate reimbursement from third-party payors; BioLineRx's ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx's collaborators to execute on their development and commercialization plans; BioLineRx's ability to integrate new therapeutic candidates and new personnel as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx's business model and strategic plans for its business and therapeutic candidates; the scope of protection BioLineRx is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx's expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx's industry; BioLineRx's ability to maintain the listing of its ADSs on Nasdaq; and statements as to the impact of the political and security situation in Israel on BioLineRx's business, which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2025. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
Irina Koffler
LifeSci Advisors, LLC
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2024	2025
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,436	7,189
Short-term bank deposits	9,126	20,970
Trade receivables	2,476	78
Prepaid expenses	443	572
Other receivables	1,478	203
Inventory	3,145	2,850
Total current assets	27,104	31,862

NON-CURRENT ASSETS
Property and equipment, net	386	197
Right-of-use assets, net	967	800
Intangible assets, net	10,449	10,408
Total non-current assets	11,802	11,405
Total assets	38,906	43,267

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	5,583	3,465
Other	3,131	2,767
Current maturities of lease liabilities	522	408
Warrants	1,691	4,360
Total current liabilities	15,406	15,479

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	8,958	6,718
Lease liabilities	1,081	998
Total non-current liabilities	10,039	7,716
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,445	23,195

EQUITY
Ordinary shares	38,097	71,819
Share premium	353,693	327,475
Warrants	5,367	3,686
Capital reserve	17,547	17,148
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(399,827)	(398,640)
Total equity	13,461	20,072
Total liabilities and equity	38,906	43,267

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2024	2025	2024	2025
	in USD thousands		In USD thousands
REVENUES:
License revenues	3,550	304	9,481	559
Product sales, net	1,843	-	2,767	-
Total revenues	5,393	304	12,248	559
COST OF REVENUES	(897)	(72)	(2,352)	(106)
GROSS PROFIT	4,496	232	9,896	453
RESEARCH AND DEVELOPMENT EXPENSES	(2,225)	(2,326)	(4,719)	(3,949)
SALES AND MARKETING EXPENSES	(6,415)	-	(12,757)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(1,629)	(209)	(3,015)	(1,198)
OPERATING LOSS	(5,773)	(2,303)	(10,595)	(4,694)
NON-OPERATING INCOME (EXPENSES), NET	7,807	(1,851)	12,297	5,793
FINANCIAL INCOME	535	490	1,100	784
FINANCIAL EXPENSES	(2,085)	(276)	(3,014)	(696)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	484	(3,940)	(212)	1,187

	in USD		In USD
EARNINGS (LOSS) PER ORDINARY SHARE - BASIC AND DILUTED	0.00	(0.00)	(0.00)	0.00

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF EARNINGS (LOSS) PER ORDINARY SHARE	1,197,582,901	2,369,687,536	1,142,221,033	2,294,127,662

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2024	31,355	355,482	1,408	17,000	(1,416)	(390,606)	13,223
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2024:
Issuance of share capital and warrants, net	3,056	(3,056)	-	-	-	-	-
Employee stock options expired	-	-	-	(66)	-	-	(66)
Share-based compensation	-	-	-	1,036	-	-	1,036
Comprehensive loss for the period	-	-	-	-	-	(212)	(212)
BALANCE AT JUNE 30, 2024	34,411	352,426	1,408	17,970	(1,416)	(390,818)	13,891

	Ordinary shares	Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2025	38,097	353,693	5,367	17,547	(1,416)	(399,827)	13,461
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2025:
Issuance of share capital, pre-funded warrants and warrants, net	25,664	(20,988)	501	-	-	-	5,177
Pre-funded warrants exercised	8,058	(5,876)	(2,182)	-	-	-	-
Employee stock options expired	-	646	-	(646)	-	-	-
Share-based compensation	-	-	-	247	-	-	247
Comprehensive income for the period	-	-	-	-	-	1,187	1,187
BALANCE AT JUNE 30, 2025	71,819	327,475	3,686	17,148	(1,416)	(398,640)	20,072

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2024	2025
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive income (loss) for the period	(212)	1,187
Adjustments required to reflect net cash used in operating activities (see appendix below)	(25,226)	(3,955)
Net cash used in operating activities	(25,438)	(2,768)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(20,559)	(24,818)
Maturities of short-term deposits	28,660	12,926
Sale (purchase) of property and equipment	(59)	11
Net cash provided by (used in) investing activities	8,042	(11,881)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	5,565	13,554
Net proceeds from loan	19,223	-
Repayments of loan	(1,547)	(2,240)
Repayments of lease liabilities	(256)	(262)
Net cash provided by financing activities	22,985	11,052

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,589	(3,597)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	4,255	10,436
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(221)	350
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,623	7,189

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2024	2025
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,373	341
Exchange differences on cash and cash equivalents	221	(350)
Fair value adjustments of warrants	(12,845)	(6,410)
Warrant issuance costs	642	702
Share-based compensation	970	247
Interest on short-term deposits	201	48
Interest on loan	1,997	-
Exchange differences on lease liabilities	189	110
	(7,252)	(5,312)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(2,821)	2,398
Decrease (increase) in prepaid expenses and other receivables	(359)	1,146
Decrease (increase) in inventory	(1,681)	295
Decrease in accounts payable and accruals	(5,633)	(2,482)
Decrease in contract liabilities	(7,480)	-
	(17,974)	1,357
	(25,226)	(3,955)

Supplemental information on interest received in cash	931	583

Supplemental information on interest paid in cash	971	694

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	58	45
Warrant issuance costs	207	-